June 30, 2021

Medallion Financial Corp.
437 Madison Avenue, 38th Floor
New York, NY 10022
Attn:   Marissa Silverman, General Counsel and Corporate Secretary

Dear Ms. Silverman:
KORR Acquisitions Group, Inc. and KORR Value L.P., together with David Orr and Jonathan Orr (collectively, “KORR”), are the beneficial owners of 1,287,075 shares of common stock of Medallion Financial Corp. (the “Company” or “MFIN”), or approximately 5.14% of the outstanding shares, and KORR Value L.P. is the record owner of 1,000 of such shares of Common Stock of MFIN.1  We write to demand the review and inspection of certain Books and Records of the Company, as described below, pursuant to Section 220 of the Delaware General Corporation Law (“DGCL”).  For the purposes of this demand, the term “Books and Records” means all documents and other nonverbal methods of information storage of any nature whatsoever referring or relating to the listed topic, including, but not limited to, memoranda, board minutes, telephone records, text messages, diaries, data compilations, emails and other correspondence authored by or received by any of the Company’s directors, officers, or other employees.

Background
As discussed in our presentation from February 2021 and our previous letters dated May 13, 2021, and May 27, 2021 (attached hereto as Exhibit A, B and C respectively), KORR has serious concerns about the corporate governance of the Company’s Board of Directors (the “Board”), as well as the leadership of Company management.  Over the past five years, KORR has made numerous suggestions as to how MFIN could generate value for shareholders and outlined its view as to why MFIN has significantly underperformed the market in that time period.  Specifically, KORR has recommended that MFIN:
1.	Divest its non-core assets, such as its fine art holdings, its NASCAR racing team, and its lacrosse initiative;
2.	Consider selling or spinning out its taxi medallion assets;
3.	Consider divesting Medallion Capital to focus investment on Medallion Bank;

1 As a record holder of stock in MFIN, KORR is not required to submit documentary evidence of beneficial ownership of stock.  See 8 Del. C. § 220(b).  KORR nevertheless includes such evidence with the accompanying affidavit.

4.	Realign its directors and consider new Board members in order to focus on fintech partnerships;
5.	Reduce inappropriate corporate expenses, including, but not limited to, three memberships at country clubs and social clubs;
6.	Reduce non-essential headcount;
7.	Consolidate its corporate headquarters; and
8.	Consider a parent-level name change.
KORR has also expressed concerns that members of the Board lack independence or the skillset necessary to maximize shareholder value.  KORR has noted the numerous familial and personal relationships between Board members, and expressed concern that the Board as currently constituted is more concerned with maintaining their Board seats and remaining on good terms with one another than holding management accountable for the Company’s performance.  KORR has also repeatedly recommended several potential qualified candidates for Board consideration.
MFIN has largely ignored these overtures.  While MFIN has taken a small number of KORR’s suggestions, as mentioned in a letter dated May 21, 2021 from Andrew Murstein (attached hereto as Exhibit D, the “Response Letter”), MFIN has made no effort to implement foundational changes.  More troublingly, the Response Letter also indicates a fundamental misunderstanding of the causes of MFIN’s market underperformance and its overall position moving forward.
The purpose of this demand is to gather information regarding potential mismanagement by the Company’s executives and/or members of its Board.  The information will also allow KORR to determine whether to take corrective measures in the event that members of the Board or management did not—or do not—properly discharge their fiduciary duties to all shareholders and whether, and to what degree, KORR should pursue changes to the Board’s composition.
Proper Purpose
According to DGCL Section 220(b), a shareholder of a company may demand review and inspection of a company’s books and records upon a showing of a “proper purpose.”  8 Del. C. § 220(b).  Under Section 220(b)(2), a “proper purpose shall mean a purpose reasonably related to such person’s interest as a stockholder.”  8 Del. C. § 220(b)(2).  Under Delaware law, it is well established that a stockholder’s “‘desire to investigate wrongdoing or mismanagement is a ‘proper purpose’” for a books and records demand.  Pettry v. Gilead Sciences, Inc., 2020 WL 6870461, at *10 (Del. Ch. Ct. Nov. 24, 2020) (quoting Seinfeld v. Verizon Commc’n Inc., 909 A.2d 117, 121 (Del. 2006)); see also AmerisourceBergen Corp. v. Lebanon Cty. Employees’ Ret. Fund, 243 A.3d 417, 425 (Del. 2020) (explaining that “investigation of a director’s suitability for office” and “investigation of possible mismanagement” are proper purposes).
Investigating potential mismanagement is proper “because where the allegations of mismanagement prove meritorious, investigation furthers the interest of all stockholders and should increase stockholder return.”  Seinfeld, 909 A.2d at 121 (citing Saito v. McKesson HBOC, Inc., 806 A.2d 113, 115 (Del. 2002)); see also City of Westland Police & Fire Ret. Sys. V. Axcelis Techs., Inc., 1 A.3d 281, 289 n. 30 (Del. 2010) (“proper purpose” includes “to discuss corporate finances and management’s inadequacies, and then, depending on the responses, determine stockholder sentiment for either a change in management,” “to communicate with other shareholders in order to effectuate changes in management policies,” and “to determine an individual’s suitability to serve as a director”) (citation omitted).

Delaware law similarly establishes that determining an “individual’s suitability to serve as a director” or the “independence of directors” are independent proper purposes for a stockholder’s books and records demand.  Woods Trustee of Avery L. Woods Trust v. Sahara Enters., Inc., 238 A.3d 879, 890 (Del. Ch. 2020); AmerisourceBergen Corp., 2020 WL 7266362, at *4.  The Books and Records requests below are all directly connected with investigating potential mismanagement at the Company, determining whether the Board members are suitable for Board service, and establishing whether the Board is sufficiently independent to make decisions that are in the best interests of MFIN shareholders, including KORR.
Demand for Inspection of Books and Records
Pursuant to DGCL Section 220, KORR demands that they and their designated agents be given the opportunity to inspect and copy the following Books and Records from January 1, 2019, to present except where otherwise specified during the Company’s usual business hours on July 8, 2021, and to make copies or extracts therefrom:
(a)
A complete copy of all materials provided to any director in connection with any Board meeting, including presentations, board packages, recordings, agendas, summaries, memoranda, transcripts, notes, emails, minutes of meetings, drafts of minutes of meetings, exhibits distributed at meetings, summaries of meetings, resolutions, or any materials created by any banker or financial or other advisor retained by the Company and/or the Board.

(b)
All Books and Records referring or relating to the annual meeting of shareholders of the Company held June 17, 2021, including, but not limited to, the voting records for each matter voted on at the annual meeting.

(c)
All Books and Records referring or relating to compensation of any officers or directors of the Company or of those of any parent, subsidiary or affiliate of the Company, including, but not limited to, any materials, reports, or analyses relating to such compensation created or prepared by independent or third party consultants or advisors, and all communications between and/or among any director or officer of the Company or the Board regarding such compensation.

(d)
All Books and Records referring or relating to valuation by the Company, or any parent, subsidiary or affiliate of the Company, of taxi medallions contained in the loan portfolio(s) of the Company or any parent, subsidiary or affiliate of the Company, including, but not limited to, any valuation-related materials created or prepared by any financial or other advisors retained by the Company, the Board, and/or any parent, subsidiary or affiliate of the Company.

(e)	All Books and Records referring or relating to the number of taxi medallions contained in the loan portfolio(s) of the Company or any parent, subsidiary or affiliate of the Company.

(f)	All Books and Records referring or relating to taxi medallion write-offs in the portfolios of the Company or any parent, subsidiary or affiliate of the Company.
(g)
All Books and Records referring or relating to art investments owned by the Company or any parent, subsidiary or affiliate of the Company, including, but not limited to, a detailed list of such investments and any Books and Records referring or relating to the retention of or exit from such investments by the Company or any parent, subsidiary or affiliate.

(h)
All Books and Records referring or relating to the NASCAR investment owned by the Company or any parent, subsidiary or affiliate of the Company, including, but not limited to, the Company’s discussions and consideration of exiting such investment and/or engagement of an investment bank or other advisor(s) in connection with such exit.

(i)
All Books and Records referring or relating to potential conflicts of interest involving the officers or directors of the Company or those of any parent, subsidiary or affiliate of the Company, including, but not limited to, all communications between and/or among any director or officer of the Company or the Board concerning employment or compensation of family members or other associates, including but not limited to David Rudnick, Jeffrey Rudnick, and Frederick Menowitz.

(j)
All Books and Records provided to any director or officer of the Company or the Board referring or relating to the financial performance or operations of, or Company capital allocations to, the Company’s subsidiary Medallion Capital, Inc. relative to the Company’s other subsidiaries, affiliates, investments or businesses, including, but not limited to, any materials, reports, presentations, memoranda, notes, emails, or other documents concerning Medallion Capital, Inc. provided to any director or officer of the Company or the Board.

(k)
All Books and Records, from both before and after January 1, 2019, through the present, referring or relating to communications with KORR, including all communications between and/or among any director or officer of the Company or the Board regarding KORR.

Please direct all communications and responses to this demand to our outside counsel as follows:
Jeffrey Kochian
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-8069 Phone
(212) 872-1002 Fax
jkochian@akingump.com
This demand also authorizes Mr. Kochian and his respective partners, employees and any other persons designated by him, to conduct the inspection and copying of the Books and Records demanded, and to otherwise act on KORR’s behalf.  KORR has executed a power of attorney designating Mr. Kochian as its agent, which is enclosed with this letter.  An affidavit relating to this notice and stockholder demand pursuant to Section 220 of the DGCL has also been attached to this letter.

This notice complies with all applicable law.  If, however, the Company believes that this notice is incomplete or otherwise deficient in any respect, please contact Mr. Kochian immediately so that any alleged deficiencies may be promptly addressed.
Please acknowledge receipt of this letter and the enclosures by signing and dating the enclosed copy of this letter and returning the same to the undersigned in the enclosed envelope.
Very truly yours,
KORR Acquisitions Group, Inc. and
 KORR Value, L.P.

/s/ Kenneth Orr____________________________
 Kenneth Orr
 Chief Executive Officer

/s/ David Orr_______________________________
 David Orr

/s/ Jonathan Orr_____________________________
 Jonathan Orr

Receipt acknowledged on
June __, 2021
Medallion Financial Corporation

By:________________________________
      Name:
      Title:

Enclosures
cc:        Alvin Murstein, Chairman & Chief Executive Officer, Medallion Financial Corp.
Andrew Murstein, President & Chief Operating Officer, Medallion Financial Corp.
Cliff Saffron, Esq., Counsel for KORR Acquisitions Group, Inc.
Jeffrey Kochian, Esq., Counsel for KORR Acquisitions Group, Inc.
Jacqueline Yecies, Esq., Counsel for KORR Acquisitions Group, Inc.